UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Determination of Eligibility as a “High-Dividend Company”

On March 27, 2026, KB Financial Group Inc. (the “Company”) disclosed that it has determined that it met the requirements to be eligible as a “High-Dividend Company” under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation, in furtherance of its Corporate Value Enhancement Plan (the “Plan”) as disclosed on its website (www.kbfg.com) on October 24, 2024.

Details of The Determination on The Eligibility as a “High-Dividend Company”

1. Key Details

This disclosure is related to whether the Company qualifies as a “High-Dividend Company” under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation. The Company disclosed details of its shareholder returns and dividends through its disclosure of the Plan, the key details of which are as follows:

•

Shareholder Return Phase 1: Aim to utilize the capital equivalent to an amount exceeding 13% of the previous year-end CET1 ratio as resources for shareholder returns in the following year through equal quarterly cash dividends (on a total annual amount basis) and share buybacks and cancellations.

•

Shareholder Return Phase 2: Based on the profits accumulated throughout the year, aim to utilize the capital equivalent to an amount exceeding 13.5% of the CET1 ratio of the second half of the year as resources for additional shareholder returns through share buybacks and cancellations.

* The above details are subject to change based on economic uncertainty, regulatory environment, capital ratio forecasts, and the Company’s strategic objectives, including inorganic growth initiatives.

2. Eligibility as a “High-Dividend Company” under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation	Eligible
	Dividend payout ratio for 2025	27.0%
	Amount of dividends for 2025 (KRW)	1,577,773,973,000
	Amount of dividends for 2024 (KRW)	1,198,257,051,216
	Dividend growth rate from 2024 to 2025	31.7%
3. Other important details to be considered for investment decisions

•

For detailed information regarding the Plan, please refer to the Form 6-Ks titled “Corporate Value Enhancement Plan of KB Financial Group,” furnished on October 24, 2024, and “Progress Report on Corporate Value Enhancement Plan of KB Financial Group Inc.,” furnished on April 24, 2025.

•

Item “1. Key Details” above contains forward-looking statements and is subject to change based on changes in market conditions and the business environment.

•

On February 5, 2026, the board of directors of the Company determined and resolved that the Company is eligible as a “High-Dividend Company,” and on March 26, 2026, the year-end dividend payment for fiscal year 2025 was approved and ratified at the annual general meeting of shareholders for fiscal year 2025.

The determination that the Company qualifies as a “High-Dividend Company” under Article 104-27 of the Act on Restriction on Special Cases Concerning Taxation is based on the Company’s internal assessment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 27, 2026	By:	/s/ Sang Rok Na
(Signature)

Name: Sang Rok Na
Title: Senior Managing Director and Chief Financial Officer